SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

National Semiconductor Corporation

(Name of Subject Company (Issuer))

National Semiconductor Corporation

(Name of Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.50 Per Share

With an Exercise Price Equal to or Greater Than $17.00 Per Share

(Title of Class of Securities)

637640103

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Todd M. DuChene, Esq.

Senior Vice President, General Counsel and Secretary

National Semiconductor Corporation

2900 Semiconductor Drive, P.O. Box 58090,

Santa Clara, California 95052-8090

(408) 721-5800

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Filing Person)

With a copy to:

Barry A. Bryer, Esq.

Ora T. Fisher, Esq.

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

(650) 328-4600

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$37,504,609	$2,092.76

*                 Estimated solely for purposes of determining the filing fee. The calculation of the Transaction Valuation assumes that all outstanding options to purchase shares of National Semiconductor Corporation common stock that may be eligible for exchange in the offer will be exchanged pursuant to the offer.  These options cover an aggregate of 17,563,271 shares of National Semiconductor Corporation common stock and have an aggregate value of $37,504,609 as of October 13, 2009, calculated using the Black-Scholes option pricing model.

**          The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009, equals $55.80 per $1,000,000 of the aggregate amount of the Transaction Valuation.  The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☐                          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐                          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                           third-party tender offer subject to Rule 14d-1.

☒                         issuer tender offer subject to Rule 13e-4.

☐                           going-private transaction subject to Rule 13e-3.

☐                           amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1.  SUMMARY TERM SHEET.

The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units or Cash Payments, dated October 19, 2009, attached hereto as Exhibit (a)(1)(i) (as it may be amended or supplemented from time to time) (the “Offer to Exchange”), is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

(a) Name and Address.  National Semiconductor Corporation, a Delaware corporation (“National”), is the issuer of the securities subject to the Offer to Exchange. National maintains its registered office at 2900 Semiconductor Drive, P.O. Box 58090, Santa Clara, California 95052-8090.  National’s telephone number is (408) 721-5800.

(b) Securities.  This Tender Offer Statement on Schedule TO relates to an offer by National to exchange certain outstanding options to purchase shares of National common stock previously granted under its 1977 Employee and Officer Plan, 1997 Employee Stock Plan, 2007 Employees Equity Plan, Executive Officer Plan and 2005 Executive Officer Equity Plan that have an exercise price per share equal to or greater than $17.00 (the “eligible options”) for new restricted stock units (“RSUs”) to be granted under the National Semiconductor Corporation 2009 Incentive Award Plan (the “Plan”).  Eligible employees who would otherwise be granted less than 100 new RSUs in exchange for an eligible option grant will have the opportunity to exchange such eligible option grant for a cash payment in lieu of new RSUs.   As of October 13, 2009, options to purchase approximately 17,563,271 shares of National common stock were eligible for exchange in the offer.  National is making the offer upon the terms and subject to the conditions set forth in the Offer to Exchange and in the related Election Form, Form of Agreement to Terms of Election and Form of Notice of Withdrawal/Change of Election Form attached hereto as Exhibits (a)(1)(iii)-(v).

The information set forth in the Offer to Exchange under the captions “Summary Term Sheet and Questions and Answers” and “Risks of Participating in the Option Exchange,” and Sections 2, 6 and 9 of the Offer to Exchange under the caption “The Offer” entitled “Eligible Options; Number of New RSUs or Amount of Cash Payment; Expiration Date,” “Acceptance of Options for Exchange; Grant of New RSUs; Cash Payments,” and “Source and Amount of Consideration, Terms of New RSUs; Cash Payments,” respectively, is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in Section 8 of the Offer to Exchange under the caption “The Offer” entitled “Price Range of Shares Underlying the Options” is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

National is both the filing person and the issuer. The information set forth under Item 2(a) above is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

(a) Material Terms.  The information set forth in the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and Sections 1, 2, 3, 4, 5, 6, 7, 8, 9, 12, 13, 14 and 15 of the Offer to Exchange under the caption “The Offer”  entitled “Eligibility,” “Eligible Options; Number of New RSUs or Amount of Cash Payment; Expiration Date,” “Purposes of the Offer,” “Procedures for Electing to Exchange Options,” “Withdrawal Rights and Change of Election,” “Acceptance of Options for Exchange; Grant of New RSUs; Cash Payments,” “Conditions of the Offer,” “Price Range of Shares Underlying the Options,” “Source and Amount of Consideration; Terms of New RSUs; Cash Payments,” “Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer,” “Legal Matters; Regulatory Approvals,” “Material Income Tax Consequences” and “Extension of Offer; Termination; Amendment,” respectively is incorporated herein by reference.

(b) Purchases.  Members of National’s board of directors and National’s named executive officers are not eligible to participate in the option exchange.  The information set forth in Section 11 of the Offer to Exchange under the caption “The Offer” entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning our Securities” is incorporated herein by reference.

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ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) Agreements Involving the Subject Company’s Securities. The information set forth in Section 11 of the Offer to Exchange under the caption “The Offer” entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning our Securities” is incorporated herein by reference.  The Plan and the related form of RSU award agreement attached hereto as Exhibits (d)(1)-(d)(2) also contain information regarding National’s securities.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and Section 3 under the caption “The Offer” entitled “Purposes of the Offer” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in Sections 6 and 12 of the Offer to Exchange under the caption “The Offer” entitled “Acceptance of Options for Exchange; Grant of New RSUs; Cash Payments” and “Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer,” respectively, is incorporated herein by reference.

(c) Plans. The information set forth in the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and Section 3 of the Offer to Exchange under the caption “The Offer” entitled “Purposes of the Offer” is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. The information set forth in Section 9 of the Offer to Exchange under the caption “The Offer” entitled “Source and Amount of Consideration; Terms of New RSUs; Cash Payments” is incorporated herein by reference.

(b) Conditions. The information set forth in Section 7 of the Offer to Exchange under the caption “The Offer” entitled “Conditions of the Offer” is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. The information set forth in Section 11 of the Offer to Exchange under the caption “The Offer” entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning our Securities” is incorporated herein by reference.

(b) Securities Transactions. The information set forth in Section 11 of the Offer to Exchange under the caption “The Offer” entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning our Securities” is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. Not applicable.

ITEM 10.  FINANCIAL STATEMENTS.

(a) Financial Information.  The information set forth in Schedule B to the Offer to Exchange and Sections 10 and 17 of the Offer to Exchange under the caption “The Offer” entitled “Information Concerning National” and “Additional Information,” respectively, is incorporated herein by reference.  The Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q are available electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b) Pro Forma Financial Information.  Not applicable.

ITEM 11.  ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in Sections 11 and 13 of the Offer to Exchange under the caption “The Offer” entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning our Securities” and “Legal Matters; Regulatory Approvals,” respectively, is incorporated herein by reference.

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(b) Other Material Information. Not applicable.

ITEM 12.  EXHIBITS.

Exhibit Number	Description
(a)(1)(i)	Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units or Cash Payments, dated October 19, 2009
(a)(1)(ii)	Email to all eligible employees from Brian Halla, National’s Chairman of the Board and Chief Executive Officer, dated October 19, 2009
(a)(1)(iii)	Election Form
(a)(1)(iv)	Form of Agreement to Terms of Election
(a)(1)(v)	Form of Notice of Withdrawal/Change of Election Form
(a)(1)(vi)	Form of email reminder
(a)(1)(vii)	Screen shots of offer website
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(b)	Not applicable
(d)(1)	National Semiconductor Corporation 2009 Incentive Award Plan, as amended (1)
(d)(2)	Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement under the National Semiconductor Corporation 2009 Incentive Award Plan
(g)	Not applicable
(h)	Not applicable

(1)      Incorporated by reference to Exhibit 10.1 of National’s Form 8-K filed with the SEC on October 1, 2009.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

(a)  Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2009	National Semiconductor Corporation

	By:	/s/ Todd M. DuChene
Todd M. DuChene
Senior Vice President, General Counsel
and Secretary

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INDEX OF EXHIBITS

Exhibit Number	Description
(a)(1)(i)	Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units or Cash Payments, dated October 19, 2009
(a)(1)(ii)	Email to all eligible employees from Brian Halla, National’s Chairman of the Board and Chief Executive Officer, dated October 19, 2009
(a)(1)(iii)	Election Form
(a)(1)(iv)	Form of Agreement to Terms of Election
(a)(1)(v)	Form of Notice of Withdrawal/Change of Election Form
(a)(1)(vi)	Form of email reminder
(a)(1)(vii)	Screen shots of offer website
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(b)	Not applicable
(d)(1)	National Semiconductor Corporation 2009 Incentive Award Plan (1)
(d)(2)	Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement under the National Semiconductor Corporation 2009 Incentive Award Plan
(g)	Not applicable
(h)	Not applicable

(1)      Incorporated by reference to Exhibit 10.1 of National’s Form 8-K filed with the SEC on October 1, 2009.